CERTIFICATE OF FORMATION

OF

Reper LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: Reper LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, I Richard H. Bell, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this 10th day of December, 2010.

Richard H. Bell

Harvard Business Services, Inc.
By: Richard H. Bell, Organizer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:08 PM 12/10/2010
FILED 11:37 AM 12/10/2010
SRV 101172489 - 4910881 FILE

STATEMENT OF AUTHORIZED PERSON

****

STATEMENT OF ORGANIZATION

OF THE AUTHORIZED PERSON OF

Reper LLC

I, Richard H. Bell, being the Authorized Person of Harvard Business Services, Inc., the Formation Agent of Reper LLC -- a Delaware Limited Liability Company -- hereby certify pursuant to Section 18-201 of the Delaware Limited Liability Company Act and to the best of my knowledge that:

1. The Certificate of Formation of Reper LLC was filed with the Secretary of State of Delaware on December 10, 2010.

2. On December 10, 2010 the following person(s) were named as the Managing Member(s) of the Limited Liability Company until their successors are elected and qualify:

Netcapital.com LLC

3. The undersigned signatory hereby resigns as the organizer of the above named Limited Liability Company.

In witness whereof, I have signed this instrument as of the date when these actions were so taken this 10th day of December, 2010.

Richard H. Bell

HARVARD BUSINESS SERVICES, INC.
By: Richard H. Bell, Organizer

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